April 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:       Alexandra Barone
                       Jan Woo
                       Kathleen Collins
                       Melissa Kindelan
Re:    KnowBe4, Inc.
                       Registration Statement on Form S-1
                       File No. 333-254518

Acceleration Request
Requested Date:      April 21, 2021
Requested Time:      4:00 P.M. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, KnowBe4, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-254518) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Megan J. Baier at (212) 497-7736.

* * * *

Sincerely,

KNOWBE4, INC.

/s/ Sjoerd Sjouwerman
Sjoerd Sjouwerman
Chief Executive Officer

cc:         Shrikrishna Venkataraman, KnowBe4, Inc.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.

Mark T. Bettencourt, Goodwin Procter LLP
Joseph C. Theis, Jr., Goodwin Procter LLP
Jesse Nevarez, Goodwin Procter LLP